February 21, 2013

Via EDGAR

Attention: Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Armada Oil, Inc.

Registration Statement on Form S-4

Filed November 29, 2012

Response dated January 10, 2013

File No. 333-185185

Dear Ms. Parker,

We serve as counsel to Armada Oil, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-4 (the “Form S-4”). Reference is hereby made to each of the comment letters dated December 21, 2012 (the “December Letter”) and February 6, 2013 (the “February Letter”). For ease of reference we have reproduced the comments from each of the December Letter and February Letter below in bold, followed by the Company’s response. All capitalized but undefined terms used herein are intended to have the meaning set forth in the Form S-4.

December Letter

General

1. Please ensure consistency of disclosure throughout your registration statement and the related proxy statement filed by Mesa Energy Holdings, Inc. In addition, where comments on the Mesa Energy proxy statement are applicable to disclosure in your registration statement, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

We have ensured the consistency of the Company’s disclosure throughout the Form S-4 and the related proxy statement filed by Mesa Energy Holdings, Inc. Where comments on the Mesa Energy Holdings, Inc. proxy statement are applicable to disclosure in the Company’s Form S-4, we have made the corresponding changes.

The Acquisition, page 70

Background to the Acquisition, page 70

2. We note your disclosure regarding the presentation provided to the Mesa board of directors by C.K. Cooper on September 24, 2012. Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in your filing is required to be disclosed in the filing, and filed as an exhibit to the registration statement. See Items 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosure about the C.K. Cooper presentation and provide us a copy of such presentation for our review.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, llp

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

We have previously furnished the Staff with a copy of the presentation. Additionally, please note our response to comment #1 to the February Letter below.

Material United States Federal Income Tax Consequences of the Acquisition, page 83

3. We note your discussion of the material tax consequences of the acquisition to stockholders, including your disclosure that Armada and Mesa believe that the consummation of the transactions contemplated by the Acquisition Agreement will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. We also note your disclosure regarding the resulting tax effects. It appears that such tax consequences are material to investors. Please obtain and file an opinion of counsel as to the tax consequences. See Item 601(b)(8) of Regulation S-K. Please also refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Sections III and IV, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

We have obtained an opinion of counsel from Wilk Auslander LLP as to the tax consequences of the transaction that are material to investors and have amended the Form S-4 to reflect the receipt of such opinion.

Exhibits

4. We note your references in your filing to the reports of Collarini Associates and Chadwick Energy Consultants, Inc. We also note your references to Moyes & Co. Please file a written consent from each of these companies. See Securities Act Rule 436.

5. We note your disclosure at pages 13-14 regarding the members of the Mesa board of directors who will be appointed to your board of directors in connection with the merger. Please file a written consent from each such member. Refer to Securities Act Rule 438.

We have amended the Form S-4 to include consents from each of Collarini Associates, Chadwick Energy Consultants, Inc., Moyes & Co., pursuant to Securities Act Rule 436, and members of the Mesa Energy Holdings, Inc. board of directors, and Mr. Marceau Schlumberger, who will be appointed to the Company’s board of directors after the consummation of the Acquisition pursuant to Securities Act Rule 438.

Exhibit 5.1

6. Please obtain and file a revised opinion from counsel that also indicates whether the shares will be legally issued. See Item 601(b)(5) of Regulation S-K.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, llp

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

We have amended our opinion to indicate that, upon issuance, the shares registered pursuant to the Form S-4 will be “validly issued,” as permitted by Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Sections III and IV, available at: http://www.sec.gov/interps/legal/cfslb19.htm.

February Letter

Background to the Acquisition, page 70

1. We note your response to comment 2 in our letter dated December 21, 2012. We also note your references to C. K. Cooper’s presentations to the Mesa and Armada boards, respectively, on September 24, 2012, and September 28, 2012. It appears that C. K. Cooper has provided a report, opinion or appraisal materially relating to the transaction, within the meaning of Item 4(b) of Form S-4. As such, please expand your discussion to include all of the information specified in Item 1015(b) of Regulation M-A.

We have expanded our discussion of C.K. Cooper and their presentations to each of the Company’s and Mesa Energy Holdings, Inc.’s respective boards of directors to include the information specified in Item 1015(b) of Regulation M-A.

2. Please send us on a supplemental basis copies of the advisor’s presentation material from the two board meetings referred to in the preceding comment.

We have been advised by C. K. Cooper that the presentation materials presented to each of Armada’s and Mesa’s boards on September 24, 2012 and September 28, 2012, respectively, are substantially the same as the presentation dated September 13, 2012, which we have already furnished to the Staff; the only difference between those various presentations were:

•	the date on title page;
•	the closing price updates for both Armada and Mesa for accuracy purposes;
•	the closing price updates for comparable companies for accuracy purposes; and
•	the inclusion of a twelve month pro-forma analysis in the latter presentations.

3. Please also file as an exhibit a written consent from C. K. Cooper. See Securities Act Rule 436.

We have amended the Form S-4 to include a written consent from C. K. Cooper pursuant to Securities Act Rule 436.

Additionally, we have updated the Form S-4 to incorporate the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, filed by the Company on February 14, 2013, as well as to reflect certain changes to the Asset Purchase Agreement made pursuant to an amendment dated February 19, 2013.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

Sierchio & Company, llp

Division of Corporation Finance

Securities and Exchange Commission

February 21, 2013

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Joseph Sierchio

Joseph Sierchio

Cc: James J. Cerna, Jr.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com